

January 5, 2009

via U.S. mail and facsimile

Edward Yihua Kang, Chief Executive Officer
Ever-Glory International Group, Inc.
100 N. Barranca Ave. #810
West Covina, CA 91791

     Re: Item 4.01 Form 8-K
            File No. 0-28806

Dear Mr. Kang:

We have reviewed your Item 4.01 Form 8-K and have the following comments.

1. You state that you decided not to re-engage Moore Stephens. Please amend your filing to state whether the former accountants resigned, declined to stand for re-election or were dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K for guidance.

2. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer or opinion, modification or qualification. Please revise your filing accordingly.

3. Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. Please revise your filing accordingly.

4. Please revise your filing to disclose, if true, there were no reportable events during the registrant's two most recent fiscal years and any subsequent interim

period through the date of change in accountants. Refer to Item 304(a)(1)(v) of Regulation S-K.

5. Please revise your filing to disclose whether you consulted the newly engaged accountant during the two most recent years or interim period prior to his or her engagement concerning the application of accounting principles to a completed or proposed specified transaction or the type of audit opinion that might be rendered on your financial statements and either a written report or oral advice was provided that the new accountant concluded was an important factor considered by you in reaching a decision on an accounting, auditing, or financial reporting issue or was the subject of a disagreement or reportable event. Refer to Item 304(2) of Regulation S-K for guidance.

6. To the extent you make changes to the Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

7. Please amend your report to include all of the information required by Item 304 of Regulation S-K. You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

* * * *

Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Tracey McKoy, Staff Accountant at (202) 551-3772.

Sincerely,

Tracey McKoy
Staff Accountant